SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2006, incorporated by reference herein:

Exhibit
99.1
Release dated June 1, 2006, entitled “PLACEMENT OF SHARES BY A MAJOR
SUBSIDIARY”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: June 2, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
ASX trading symbol: DRD
(“DRDGOLD” or “the Company”)

PLACEMENT OF SHARES BY A MAJOR SUBSIDIARY

Emperor Mines Limited (“Emperor”), a company registered in Australia and listed on the
Australian Stock Exchange (“the ASX”) in which DRDGOLD holds an effective 88.3% interest through its wholly owned subsidiary DRD (Offshore) Limited (“DRD Offshore”), a company registered in the Isle of Man, has entered into various agreements in terms of which it will raise A$
40 million, before costs, via the placement of 100 million shares at 40 Australian cents per share
(“the placement”).

The placement has been structured as follows:

-
Tranche 1 comprises 97.6 million shares placed with international and domestic institutional investors and effective on 02 June 2006; and
-
Tranche 2 comprises 2.4 million shares to be placed with directors of Emperor, subject to shareholder approval, which approval will be sought in a meeting of Emperor shareholders to be convened in early July 2006.

The board of Emperor has elected to undertake the placement within Emperor’s 15% limit in accordance with the ASX Listings Rules. All of the shares to be issued under the placement will rank pari passu with existing ordinary shares.

The placement of the 100 million shares, subject to necessary shareholder approvals in respect of
Tranche 2, will have the effect of diluting DRD Offshore’s holding in Emperor from 88.3% to
79.7%.

Johannesburg
1 June 2006
Sponsor
Standard Bank